June 27, 2019

Francis J. Conroy
Chief Financial Officer
New Comstock Fund, Inc.
One Corporate Center
Rye, New York 10580

       Re: New Comstock Fund, Inc.
           Registration Statement on Form S-4/A
           Amended on June 21, 2019
           File no. 333-230894

Dear Mr. Conroy:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2019 letter.

Form S-4/A filed June 21, 2019

What are the risks associated with a conversion to an operating company?, page
3

1. We note your response to prior comment two; however, since you represent that you
       "expect" the implementation of the restructuring transactions not "to constitute a taxable event for the Fund or its shareholders," Item 601(b)(8) of Regulation S-K requires that you support your representation with an opinon of counsel. Revise throughout your document to make clear that your tax opinion will address the material tax consequences of the proposed transactions to shareholders.
 Francis J. Conroy
FirstName LastNameFrancis J. Conroy
New Comstock Fund, Inc.
Comapany NameNew Comstock Fund, Inc.
June 27, 2019
June 27, 2019 Page 2
Page 2
FirstName LastName
The New Comstock may be unable to complete acquisitions that would grow its business., page
17

2. We note your response to prior comment nine. Please revise to indicate whether there is a minimum balance sheet amount below which the company would no longer pursue a business acquisition.
Liquidity and Capital Resources, page 18

3.       We note your revisions made in response to prior comment six at page
18 under
         "Liquidity and Capital Resources." Please revise further to state that the issuance of additional securities may significantly dilute current shareholders. Becoming an Operating Company, page 23

4. Please indicate the company's election with respect to taking advantage of the extended transition period for new or revised financial accounting standards as provided for under
         Section 107 of the JOBS Act.
Our Business, page 27

5. We note your revisions on page 27 to prior comment 14. Please further disclose that you intend to limit your search for investment opportunities to companies domiciled in the
         United States.
Reports to Shareholders, page 32

6. We note your response to prior comment 12. Please further revise to clarify that although you will be required to hold annual meetings of shareholders for the election of directors, you will not be subect to the proxy rules of the federal securities rules or Section 16 of the
         Securities Exchange Act of 1934.
Unaudited Pro Forma Financial Information, page 61

7. Please revise to explain the basis for your conclusion that the various steps in the
         Proposals are factually supportable.
8. We note on page 3 that shareholders in the Comstock Capital Value Fund may redeem shares of the Fund at the then current net asset value on any day prior to approval of the
         Proposals. Since significantly different results may occur, please provide additional pro forma presentations which give effect to the range of possible results pursuant to Rule 11-
         02(b)(8) of Regulation S-X.
9. Please provide detailed explanations for all pro formas adjustments that clearly explain the assumptions involved pursuant to Rule 11-02(b)(6) of Regulation S-X. For example, please provide notes to the pro forma financial information that explain each of the following: the adjustment to U.S. Treasury Bills of $635,046; Investments at value of $1.6
 Francis J. Conroy
New Comstock Fund, Inc.
June 27, 2019
Page 3
      million; and Other accrued expenses of $63,487 for balance sheet line items. Also provide detailed notes to the pro forma financial information that explain the adjustments to Interest income, Miscellaneous expenses and Legal and Audit fees.
10. Please expand the General Note to the pro forma financial information to explain the elimination of Fund assets, liabilities, paid in capital, income and expenses in greater detail.
Financial Statements, page 66

11. Please provide updated audited financial statements and other financial information for the fiscal year ended April 30, 2019 pursuant to Rule 3-12 of Regulation S-X.


        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



                                                             Sincerely,
FirstName LastNameFrancis J. Conroy
                                                             Division of
Corporation Finance
Comapany NameNew Comstock Fund, Inc.
                                                             Office of
Telecommunications
June 27, 2019 Page 3
cc:       Vadim Avdeychik
FirstName LastName